# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VIRGIN GALACTIC HOLDINGS INC, CIK 0001706946
CUSIP: 92766K403
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1700 FLIGHT WAY, TUSTIN, California (CA), 92782
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000093751

## Reporting persons
- STATE STREET CORPORATION: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 7,038,890; sole dispositive power 0; shared dispositive power 7,187,060; aggregate amount beneficially owned 7,187,060 (4.7% of the class)
- SSGA FUNDS MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 4,504,476; sole dispositive power 0; shared dispositive power 4,514,676; aggregate amount beneficially owned 4,514,676 (3% of the class)

## Item 1. Issuer
Name of issuer: VIRGIN GALACTIC HOLDINGS INC
Address of issuer's principal executive offices: 1700 FLIGHT WAY, TUSTIN, CALIFORNIA, 92782

## Item 2. Person Filing
Name of person filing: SSGA FUNDS MANAGEMENT, INC.;STATE STREET CORPORATION;
Address of principal business office or, if none, residence: ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES (FOR ALL REPORTING PERSONS)
Citizenship: MA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7187060.00
Percent of class: 4.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,038,890
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,187,060

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: NOT APPLICABLE

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SSGA FUNDS MANAGEMENT, INC. (IA);STATE STREET GLOBAL ADVISORS EUROPE LIMITED (IA);STATE STREET GLOBAL ADVISORS TRUST COMPANY (IA);

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: NOT APPLICABLE

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: NOT APPLICABLE

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE STREET CORPORATION: ALOK MAHESHWARY, SENIOR VICE PRESIDENT (11/09/2026)
- SSGA FUNDS MANAGEMENT, INC.: BRIAN HARRIS, CHIEF COMPLIANCE OFFICER (11/09/2026)